FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Common Share Repurchase Program	2

Document 1

November 5, 2009

RIM Announces Common Share Repurchase Program

Waterloo, ON -  Research In Motion Limited ("RIM") (NASDAQ: RIMM; TSX: RIM) today announced that its Board of Directors has authorized a share repurchase program to purchase for cancellation through the facilities of the NASDAQ Stock Market ("NASDAQ") common shares having an aggregate purchase price of up to US$ 1.2 billion, or approximately 21 million common shares based on current trading prices (representing approximately 3.6% of the currently outstanding common shares of RIM).  The share repurchase program may commence on November 9, 2009 and will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM.  RIM has not repurchased any shares within the past twelve months.

The price that RIM will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase.  The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, which contains restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of RIM’s shares on NASDAQ.

RIM’s Board of Directors believes that a share repurchase program at this time is in the best interests of RIM and its shareholders, and will not impact RIM’s ability to execute its growth plans given the strength of RIM’s balance sheet and expected cash flow generation over the next several quarters. Any shares purchased under the program will increase the proportionate interest of, and may be advantageous to, all remaining shareholders of RIM.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM’s intentions with respect to the share repurchase program and RIM’s expectation that its strong balance sheet and expected cash flow generation over the next several quarters will enable it to effect the share repurchase program without adversely affecting its growth plans.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to: RIM’s expectations regarding its business, strategy and prospects; RIM’s beliefs regarding the value of its shares and the investment community’s perception thereof; RIM’s expectations about its continued commitment to the share repurchase program; market conditions; RIM’s confidence in the cash flow generation of its business over the next several quarters; regulatory requirements; general economic conditions; product pricing levels and competitive intensity; supply constraints; and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuations in the market price for RIM’s shares; RIM’s ability to comply with regulatory requirements relating to the share repurchase program; future alternative uses for RIM’s cash; reduced spending by customers and other risks relating to the uncertainty of economic and geopolitical conditions; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations centre; risks related to RIM’s international operations; and intense competition.  Certain of these risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  In addition, it is important to note that the share repurchase program does not require RIM to purchase a minimum number of shares, and it may be modified, suspended or terminated at any time without prior notice.  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 5, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations